[redacted]

14045770

SECURITIE
W

RECEIVED FEB 21 2014 SEC MAIL PROCESSING SECTION WASH. DC 192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON SECURITIES (USA), INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 Adelaide Street West, Suite 1800
(No. and Street)

Toronto (City) Ontario (Canada) (State) M5H 3L5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark George 416-862-8641
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street, Suite 1900 (Address) Toronto (City) Ontario (State) M5J 2V1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

3/14/14

HAMPTON SECURITIES (USA), INC.

(SEC I.D. NO. 8-51558)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)

under the Securities Exchange Act of 1934

as a PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, F. BERNARD AROKIUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMPTON SECURITIES (USA), INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP

Title

Noah Weisberg
Barrister & Solicitor
LSUC # 63237J

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HAMPTON SECURITIES (USA), INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
Hampton Securities (USA), Inc.

We have audited the accompanying financial statements of Hampton Securities (USA), Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2013 and the related statements of profit, cash flows and changes in stockholder's equity for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hampton Securities (USA), Inc. at December 31, 2013, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the financial statements, the Company's continued reliance on financial support from its ultimate parent company raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2(b) to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
January 29, 2014

HAMPTON SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2013
[Expressed in U.S. dollars]

ASSETS		
Cash	$	37,340
Deposit with clearing brokers (Notes 4 and 5)		50,022
Prepaid expenses		3,080
Income tax receivable		1,228
	$	91,670
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	16,323
Due to clearing broker		7,198
Due to affiliates (Note 7)		26,644
Subordinated loan from affiliate (Note 7)		25,000
	$	75,165
Contingencies (Note 4)		
STOCKHOLDER'S EQUITY:		
Capital stock		
Authorized		
200 common shares, no par value, one vote per share		
Issued		
150 common shares		375,000
Additional paid-in capital		1,190
Accumulated deficit		(359,685)
		16,505
	$	91,670

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF PROFIT

For the year ended December 31, 2013
[Expressed in U.S. dollars]

REVENUES		
Commissions	$	2,515
Interest		1,550
		4,065
EXPENSES		
Clearance fees (Note 7)		86,312
General and administrative (Note 7)		57,157
Less: clearance fees and general and administrative reimbursed by affiliate (Note 7)		(143,437)
		32
PROFIT BEFORE INCOME TAXES		4,033
INCOME TAX EXPENSE		1,276
NET PROFIT	$	2,757

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2013

[Expressed in U.S. dollars]

CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$	2,757
Changes in operating assets and liabilities:		
Deposit with clearing brokers		375
Due from/to clearing broker		7,756
Accounts payable and accrued liabilities		(2,055)
Due to affiliates		(3,315)
Prepaid expenses		(807)
Income tax receivable or payable		(1,514)
Net cash provided by operating activities		3,197
CASH FLOWS FROM FINANCING ACTIVITIES		
Subordinated loan from affiliate		25,000
Due to affiliates		(25,000)
Net cash provided by (used for) financing activities		-
INCREASE IN CASH		3,197
CASH, BEGINNING OF YEAR		34,143
CASH, END OF YEAR	$	37,340
SUPPLEMENTAL CASH FLOW INFORMATION		
Income tax paid	$	2,729
Interest paid	$	-

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2013

[Expressed in U.S. dollars]

	Capital stock						Additional Paid-In		(Accumulated		Total Stockholder's
	Number		Amount		Capital		Deficit)		Equity
Stockholder's equity, beginning of year	**150**	**$**	**375,000**	**$**	**1,190**	**$**	**(362,442)**	**$**	**13,748**
Net profit	-		-		-		2,757		2,757
Stockholder's equity, end of year	**150**	**$**	**375,000**	**$**	**1,190**	**$**	**(359,685)**	**$**	**16,505**

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS

For the year ended December 31, 2013

[Expressed in U.S. dollars]

LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS, BEGINNING OF YEAR	$	-
Additions during the year		25,000
Repayments during the year		-
LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS, END OF YEAR	$	**25,000**

See accompanying notes to financial statements

1. ORGANIZATION

Hampton Securities (USA), Inc. (the "Company") was organized on January 12, 1999 as a New York corporation and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company clears all of its transactions through a security clearing broker, RBC Correspondent Services, a division of RBC Capital Markets, LLC, ("RBC") on a fully disclosed basis. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses a carrying broker, RBC, and formerly National Financial Services LLC ("NFS") up until April 2012, for clearing (Note 5).

The Company is a wholly owned subsidiary of Hampton Securities Corporation ("HSC"), a Delaware Corporation, itself a wholly owned subsidiary of Hampton Securities Incorporated ("HSI"), a Canadian incorporated company.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) *Basis of presentation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's current operations are unprofitable and the Company is dependent on its ultimate parent company, HSI, for continuing support and financing of its operations.

(b) *Going concern*

While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, conditions raise substantial doubt about the validity of this assumption. The current business activities of the Company are unprofitable unless financial support is provided by its ultimate parent company. As Management is not projecting a return to profitability in 2014 without such financial support, the Company is dependent on its ultimate parent company, HSI. While HSI explores options to return the Company to profitability, HSI intends to continue to provide ongoing financial support of the Company's operations for the next twelve months, which is estimated at approximately $133,000. If the going concern assumption were not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings and the balance sheet classifications used.

(c) *Securities transactions*

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Income taxes

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net profit (loss) in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

(e) Cash

Cash includes cash on hand and cash in depository accounts with other financial institutions.

(f) Fair value of financial assets and liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.
- Level 3 - Unobservable inputs for the asset or liability.

All of the Company's financial assets and liabilities, including cash, deposit with clearing brokers, due to clearing broker, income tax receivable, due to affiliates, subordinated loan from affiliate and accounts payable and accrued liabilities are all carried at cost, which approximates fair value due to their short-term nature or imminent maturity.

(g) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of income tax and accrued expenses.

(h) Currency

These financial statements are presented in U.S. dollars, being the functional currency of the Company. All transactions by the Company are in U.S. dollars.

3. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Credit risk on financial instruments is the risk of financial loss occurring as a result of default by a counterparty on its obligation to the Company. Credit risk is managed by dealing only with counterparties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral. The Company's most significant concentration of credit risk is with the carrying broker.

4. CONTINGENCIES

Indemnities

The Company has provided an indemnity to its clearing broker, RBC. Under the Fully Disclosed Clearing Agreement with RBC (the "Agreement") dated February 14, 2012, the Company has agreed to indemnify RBC against costs, losses, claims and other expenses in connection with a breach, enforcement or failure under the Agreement by the Company.

The deposit with clearing brokers includes a cash security deposit by the Company with RBC in the amount of $49,990 (the "Security Deposit") and with NFS in the amount of $32, to settle any potential amounts owing by the Company to RBC or NFS, respectively, in connection with the indemnity provided by the Company to each of RBC and NFS. The Security Deposit and other amounts on deposit by the Company with RBC may also be used by RBC to set off any account debits or claims against the Company's customers' accounts held with RBC.

The Company's liability under this Agreement is not quantifiable, however, the potential for the Company to be required to make payments under this Agreement is considered remote. Accordingly, no contingent liability is included in the statement of financial condition for this indemnity.

[Expressed in U.S. dollars]

5. CLEARING AGREEMENT

Pursuant to the Agreement between the Company and RBC, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through RBC. The Company is exempt from provisions of SEC Rule 15c3-3, as discussed in Note 1, and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by RBC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to its customers' accounts.

The Agreement with RBC specifically excludes the Security Deposit from the capital of RBC and, as a result, the Security Deposit is treated as an allowable asset for the computation of net capital by the Company. The clearing agreement with RBC includes a monthly rebate to the Company for a portion of the interest charged on clients' margin balances.

RBC has been providing clearing and custodial services to the Company since April 2012. The Company incurred clearance fees of $86,312 with RBC for the year ended December 31, 2013.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule, shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6-2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital of approximately $37,197, which is approximately $32,197 in excess of the required minimum net capital. The Company's net capital ratio was 1.35 to 1 at December 31, 2013.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

7. RELATED PARTY TRANSACTIONS

Hampton Securities Limited ("HSL") reimbursed the Company, on a net basis for clearance fees and general and administrative expenses, in the amount of $143,437. When combined with the clearance fees described in Note 5, together with general and administrative expenses, the net expenses in the Company during the year of $32 is reported on the Statement of Profit.

Certain general and administrative expenses are paid by HSL on behalf of the Company. To the extent that the Company has not reimbursed HSL for these expenses, in accordance with an Expense Sharing Agreement between the Company and HSL dated March 1, 2012, these are included in the due to affiliates balance, in the amount of $1,644, as at December 31, 2013.

[Expressed in U.S. dollars]

The Company received a loan from HSI in April 2012 in the amount of $50,000 of which $25,000 is included in the due to affiliates balance as at December 31, 2013 (the "Loan"). The Loan has no repayment terms, is unsecured, and is non-interest bearing. The remaining $25,000 of the amount loaned from HSI was converted into a subordinated loan on December 23, 2013, as approved by FINRA on December 20, 2013 (the "Subloan"). The Subloan matures December 31, 2014, is unsecured, and is non-interest bearing.

FINRA requires that the total of outstanding principal amounts of the Company's satisfactory subordination agreements (which do not qualify as equity capital) may not exceed 70% of the Company's debt-equity total for a period in excess of 90 days, or for such longer period which FINRA may, upon application, grant. At December 31, 2013, the principal amount of subordinated loans (not qualifying as equity capital) of $25,000 compares with the Company's total debt-equity of $41,505, being 60% of the Company's debt-equity.

8. LOSS CARRYFORWARDS

The Company has $371,100 of net operating losses which are available for utilization against operating income in future years. Of these losses, $243,229 expires in 2029, $47,309 expires in 2030 and $80,562 expires in 2032. The related deferred tax asset has been fully offset by a valuation allowance as it is not considered more likely than not that the tax losses will be utilized.

HAMPTON SECURITIES (USA), INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES EXCHANGE ACT OF 1934 (Schedule (g))

As at December 31, 2013
[Expressed in U.S. dollars]

Total stockholder's equity	$	16,505
Liabilities subordinated to claims of general creditors allowable in computation of net capital		25,000
Total capital and allowable subordinated liabilities		41,505
Deductions:		
Total non-allowable assets		(4,308)
Net capital		37,197
Computation of basic net capital requirement: (Greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined)		5,000
Excess net capital	$	32,197
Aggregate indebtedness*	$	50,165
Ratio of aggregate indebtedness to net capital		1.35

* Aggregated indebtedness is calculated as total liabilities as reported on the Statement of Financial Condition, net of the subordinated loan from affiliate.

There are no material differences between the preceding computation and the Company's unaudited FOCUS Report Part IIA as of December 31, 2013, filed on January 21, 2014.

HAMPTON SECURITIES (USA), INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES (Schedule (h)) EXCHANGE ACT OF 1934

As at December 31, 2013

[Expressed in U.S. dollars]

EXEMPTION UNDER SECTION (k)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph ((k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Stockholder of
Hampton Securities (USA), Inc.

In planning and performing our audit of the financial statements of Hampton Securities (USA), Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated January 29, 2014 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
January 29, 2014